UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Amendment No. 1*

China Ming Yang Wind Power Group Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

16951C108**

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ( “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	This CUSIP number is for the Issuer’s American depositary shares, each representing one ordinary share.

1.	Name of reporting person. I.R.S. Identification Nos. of above persons (entities only). KAILAI Advisers Ltd. (formerly Clarity China GenPar Ltd.) FEIN: 26-0197626
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC use only.
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 0
	6.	Shared voting power: 10,151,953(2)
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 10,151,953(2)
9.	Aggregate amount beneficially owned by each reporting person. 10,151,953(2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9. 8.3%(3)
12.	Type of reporting person (see instructions). CO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons (as defined in Item 2(a) of this Schedule). Each Reporting Person expressly disclaims status as a “group” for purposes of this Schedule 13G.
(2)	Consists of: (i) 47,050 shares held by Clarity China GenPar, L.P.; (ii) 9,796,982 shares held by Clarity China Partners, L.P.; and (iii) 307,921 shares held by Clarity China Partners (AI), L.P. Clarity China GenPar, L.P. is the general partner of each of Clarity China Partners, L.P. and Clarity China Partners (AI), L.P., and KAILAI Advisers Ltd. is the general partner of Clarity China GenPar, L.P.
(3)	The percentage amounts are calculated based on 121,846,103 Ordinary Shares outstanding as of December 31, 2012, as publicly disclosed by the Issuer.

1.	Name of reporting person. I.R.S. Identification Nos. of above persons (entities only). Clarity China GenPar, L.P. FEIN: 26-0197752
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC use only.
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 0
	6.	Shared voting power: 10,151,953(2)
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 10,151,953(2)
9.	Aggregate amount beneficially owned by each reporting person. 10,151,953
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9. 8.3(3)
12.	Type of reporting person (see instructions). OO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. Each Reporting Person expressly disclaims status as a “group” for purposes of this Schedule 13G.
(2)	Consists of: (i) 47,050 shares held by Clarity China GenPar, L.P.; (ii) 9,796,982 shares held by Clarity China Partners, L.P.; and (iii) 307,921 shares held by Clarity China Partners (AI), L.P. Clarity China GenPar, L.P. is the general partner of each of Clarity China Partners, L.P. and Clarity China Partners (AI), L.P., and KAILAI Advisers Ltd. is the general partner of Clarity China GenPar, L.P.
(3)	The percentage amounts are calculated based on 121,846,103 Ordinary Shares outstanding as of December 31, 2012, as publicly disclosed by the Issuer.

1.	Name of reporting person. I.R.S. Identification Nos. of above persons (entities only). Clarity China Partners, L.P. FEIN: 26-0197814
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC use only.
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 0
	6.	Shared voting power: 9,796,982(2)
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 9,796,982(2)
9.	Aggregate amount beneficially owned by each reporting person. 9,796,982(2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9. 8.0%(3)
12.	Type of reporting person (see instructions). OO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. Each Reporting Person expressly disclaims status as a “group” for purposes of this Schedule 13G.
(2)	9,796,982 shares are held by Clarity China Partners, L.P. Clarity China GenPar, L.P. is the general partner of Clarity China Partners, L.P., and KAILAI Advisers Ltd. is the general partner of Clarity China GenPar, L.P.
(3)	The percentage amounts are calculated based on 121,846,103 Ordinary Shares outstanding as of December 31, 2012, as publicly disclosed by the Issuer.

1.	Name of reporting person. I.R.S. Identification Nos. of above persons (entities only). Clarity China Partners (AI), L.P. FEIN: 26-0197910
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC use only.
4.	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power: 0
	6.	Shared voting power: 307,921(2)
	7.	Sole dispositive power: 0
	8.	Shared dispositive power: 307,921(2)
9.	Aggregate amount beneficially owned by each reporting person. 307,921(2)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row 9. 0.3%(3)
12.	Type of reporting person (see instructions). OO

(1)	This Schedule 13G is filed on behalf of the Reporting Persons. Each Reporting Person expressly disclaims status as a “group” for purposes of this Schedule 13G.
(2)	307,921 shares are held by Clarity China Partners (AI), L.P. Clarity China GenPar, L.P. is the general partner of Clarity China Partners (AI), L.P., and KAILAI Advisers Ltd. is the general partner of Clarity China GenPar, L.P.
(3)	The percentage amounts are calculated based on 121,846,103 Ordinary Shares outstanding as of December 31, 2012, as publicly disclosed by the Issuer.

ITEM 1	(a)	NAME OF ISSUER: China Ming Yang Wind Power Group Limited (the “Issuer”)

	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: Jianye Road, Mingyang Industry Park National Hi-Tech Industrial Development Zone Zhongshan, Guangdong 528437 People’s Republic of China

ITEM 2	(a)

NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of the following persons (collectively, the “Reporting Persons”):

KAILAI Advisers Ltd. (formerly Clarity China GenPar Ltd.)

Clarity China GenPar, L.P.

Clarity China Partners, L.P.

Clarity China Partners (AI), L.P.

(b)

ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

For KAILAI Advisers Ltd. and Clarity China GenPar, L.P.:

c/o Walkers SPV Limited, Walker House

87 Mary Street, George Town, Grand Cayman KY1-9002

Cayman Islands

For Clarity China Partners, L.P. and Clarity China Partners (AI), L.P.:

Suite 2101, Capital Mansion, 6 Xin Yuan Nan Road

Chaoyang, Beijing 100004

People’s Republic of China

	(c)	CITIZENSHIP: See Item 4 of each cover page hereto

	(d)	TITLE OF CLASS OF SECURITIES: Ordinary shares, $0.001 par value per share, of the Issuer (the “Ordinary Shares”)

	(e)	CUSIP NUMBER: 16951C108 (CUSIP number for the Issuer’s American depositary shares, each representing one ordinary share)

ITEM 3		STATEMENT IS FILED PURSUANT TO §§240.13d-1(b) OR 240.13d-2(b) OR (c): Not applicable

ITEM 4	OWNERSHIP:

			Number of Shares as to Which the Reporting Person Has:
Reporting Person	Amount Beneficially Owned	Percent of Class(2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
KAILAI Advisers Ltd.(1)	10,151,953	8.3%	0	10,151,953	0	10,151,953
Clarity China GenPar, L.P.(1)	10,151,953	8.3%	0	10,151,953	0	10,151,953
Clarity China Partners, L.P.	9,796,982	8.0%	0	9,796,982	0	9,796,982
Clarity China Partners (AI), L.P.	307,921	0.3%	0	307,921	0	307,921

(1)	Consists of (1) 47,050 shares held by Clarity China GenPar, L.P.; (2) 9,796,982 shares held by Clarity China Partners, L.P.; and (3) 307,921 shares are held by Clarity China Partners (AI), L.P. KAILAI Advisers Ltd. is the general partner of Clarity China GenPar, L.P., and Clarity China GenPar, L.P. is the general partner of each of Clarity China Partners, L.P. Clarity China Partners (AI), L.P.
(2)	The percentage amounts are calculated based on 121,846,103 Ordinary Shares outstanding as of December 31, 2012, as provided by the Issuer.

ITEM 5

OWNERSHIP OF 5% OR LESS OF CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

☐

ITEM 6	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable

ITEM 7	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: Not applicable

ITEM 8	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: See response to Item 4 above

ITEM 9	NOTICE OF DISSOLUTION OF GROUP: Not applicable

ITEM 10

CERTIFICATIONS:

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2014.

KAILAI Advisers LTD.

By:	/S/ W. JACK KESSLER, JR.
	Name:	W. Jack Kessler, Jr.
	Title:	Authorized Signatory

CLARITY CHINA GENPAR, L.P.
By:	KAILAI Advisers LTD.,
its general partner

By:	/S/ W. JACK KESSLER, JR.
	Name:	W. Jack Kessler, Jr.
	Title:	Authorized Signatory

CLARITY CHINA PARTNERS, L.P.
By:	CLARITY CHINA GENPAR, L.P.,
its general partner

By:	/S/ W. JACK KESSLER, JR.
	Name:	W. Jack Kessler, Jr.
	Title:	Authorized Signatory

CLARITY CHINA PARTNERS (AI), L.P.
By:	CLARITY CHINA GENPAR, L.P.,
its general partner

By:	/S/ W. JACK KESSLER, JR.
	Name:	W. Jack Kessler, Jr.
	Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

99.1	Joint Filing Agreement(1)

(1)	Incorporated by reference to Exhibit 99.1 to the Schedule 13G filed with the SEC on February 11, 2011 by Clarity China GenPar Ltd., (as predecessor to KAILAI Advisers Ltd.) Clarity China GenPar, L.P., Clarity China Partners, L.P., Clarity MY Co-Invest, L.P. and Clarity China Partners (AI), L.P. (File No. 005-86021).